Exhibit 99.1
B&B Air (NYSE: FLY) Next Generation Airline Conference December 9, 2009

Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for Babcock & Brown Air Limited's future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the company's Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on March 10, 2009, as well as its interim report on Form 6-K for the quarter ended September 30, 2009. The company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise. Unless otherwise stated, all information regarding B&B Air's aircraft portfolio and leases in this presentation is as of November 30, 2009.

About B&B Air Global lessor of commercial jet aircraft 62 modern, fuel-efficient, high demand aircraft 7.2 year average aircraft age Diversified group of lessees 36 airlines in 19 countries 4.9 year remaining average lease term Focused on maximizing shareholder value Grown annualized revenues by 42% to $218 million since IPO Deployed free cash generated to repurchase equity and debt at highly accretive levels Strong 2009 YTD results Net income of $75.4 million, EPS of $2.43 Available Cash Flow (1) of $96.7 million, $3.12 per share September 30, 2009 unrestricted cash of $77.9 million, growing monthly Promoted, managed and serviced by BBAM Over 17 years experience in aircraft leasing and financing Interests aligned with B&B Air and its shareholders (1) For a definition of Available Cash Flow and a reconciliation to net income, see slide 7 in this presentation.

Geographic Diversity - 36 Lessees (3) Modern Fleet, Diversified Customer Base, Long Lease Maturities Notes: The B737 Classic and the B757 count each include one freighter. One A330, one B747, one B767 and one B777. Based upon percent of the book value of aircraft and geographic location of lessees. 4. An aircraft with a lease expiry in 2010 is under contract to be sold at lease expiry and will not be re-leased. Modern Fleet - 7.2 Yr Average Age Modern Fleet - 7.2 Yr Average Age A320 Family 27 B737 Next Generation 16 B737 Classic (1) 3 B757 (1) 12 Wide Body (2) 4 Total 62 % Narrowbody 94% Long Leases - 4.9 Yr Remaining Lease Term (4) '18 '17 '16 '15 '14 '13 '12 '11 '10 '09 4 6 9 14 5 6 5 4 7 2 Europe Asia Africa Latin & S. America Asia Europe North America Developing 11 22.9 2 8 2.1 34.3 19.8 Developed

Grown contracted annualized rentals by 42%, from $153 million to $218 million Acquired 17 aircraft for nearly $700 million Remarketed lease expiries at higher rentals than previous contracts Sold two aircraft, generating surpluses to net book value, free cash and debt reduction Increased number of lessees by 24% to 36 airlines Further diversified global footprint of lessees Further accretive opportunities available Distressed sellers may look to dispose of aircraft Repurchased debt and equity at discounted prices to maximize shareholder returns Growth and Investments since IPO in September 2007 Contracted Annualized Rentals (mm) Number of Aircraft IPO 11/30/2009 153 218 42% IPO 11/30/2009 47 62 32% IPO 11/30/2009 29 36 24% Number of Lessees

YTD 2009 Financial Results SG&A largely fixed and scalable, 6.6% of total revenue in 2009 Servicing fees predictable - largely based on a fixed percentage of lease revenues Interest rates hedged, margins fixed

B&B Air defines Available Cash Flow ("ACF") as net income plus depreciation, amortization of lease incentives and debt issue costs, and deferred income taxes. In addition, gain on purchases of notes payable is excluded from ACF. B&B Air's definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of B&B Air's ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing B&B Air's operating performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income 2009 dividends declared were 19.2% of ACF

Selected Balance Sheet Information Cash has increased by $21.1 million YTD and continues to grow monthly Credit facility put in place to leverage the bond repurchases

Shareholder Enhancement Initiatives Equity Repurchase Program Repurchased 3.3 million shares (~10% of shares outstanding at IPO) for $15.6 million since June 2008 $4.68 average price paid per share $14.4 million remains available in a share repurchase program Debt Repurchases Repurchased $169.4 million par value of securitization notes for a purchase price of $82.1 million (1) This represents an average price of 48.5% of par Own option to repurchase an additional $50.0 million par value of debt for $24.0 million Secured $32.3 million of debt to fund some of the repurchased bonds; the debt profile matches the likely refinancing date of the repurchased bonds in August 2012 By repurchasing its debt at a deep discount, FLY has significantly reduced its refinancing risk Bond prices have rallied significantly in recent months Includes $25.0 million purchased in November 2009 for $12.0 million.

Strategy for Success Buy Well Manage Actively Focus on Shareholder Value 94% modern, fuel-efficient, narrow body aircraft Focus on aircraft with global user base Follow airline users on standardized models, don't gamble on new types Don't overpay B&B Air only purchases aircraft meeting these criteria Firm on lease terms: security package, maintenance req's, return conditions Extend leases well before they expire to avoid remarketing in a down market Stringent maintenance supervision Convert or reconfigure aircraft for re-lease or sale Sell aircraft if the price is right B&B Air's experienced team is focused on active aircraft management Repurchased ~10% of shares outstanding at IPO at an average of $4.68 / share Repurchased $169.4 million of debt at a deep discount (<50% of par value) (1) Option to repurchase an additional $50 million of par for $24 million Total of $0.60 in dividends paid in first three quarters of 2009 B&B Air looks for value in every part of its business Includes $25.0 million purchased in November 2009 for $12.0 million.

Current Financing and Financing Outlook Committed Financing Outlook BBAM has 17 years of experience and relationships in aircraft finance community B&B Air's debt has no near-term bullet maturities Aircraft finance markets beginning to show signs of recovery Capital markets conditions have improved Bank market is still open $828 million securitization Minimal amortization until 2012 Low margin; hedged interest rates No refinancing obligation $597 million term debt financing Balloon-style maturity starting in November 2012 Low margins, hedged interest rates Securitization No current interest coverage ratio or appraised value tests that could cause the securitization to default Debt Service Coverage Ratio (DSCR): From July 2010 - July 2012, required to maintain a DSCR of 1.8 : 1; failure to do so triggers amortization Facility is non-recourse Aircraft Acquisition Facility Interest Coverage Ratio: Monthly interest coverage ratio must be at least 1.1 : 1, and a rolling 3-month interest coverage ratio of at least 1.25 : 1; B&B Air is well within this covenant Loan to Value Test: Combined Tranche A + B debt drawn cannot be greater than 85% of asset value plus 1/2 of qualifying maintenance reserves plus cash collateral Facility is non-recourse Key B&B Air Financial Covenants

Aircraft Leasing Industry Update Preliminary signs that the sector is in the very early stages of a recovery Airlines focusing less on retirements and more on growing capacity Increased interest from lessees in renewing their existing leases Lease rates have stabilized and in some instances have increased off the bottom Leasing companies benefiting from a decrease in interest rates However, there is still likely more financial distress to come in the sector Some airlines may be too thinly capitalized entering the tougher winter months High oil prices could negatively impact airline profitability as seen in 2008 The uncertainty of some of the leasing companies may slow any significant increase in lease rates Airline industry has proven resilient to tough times Since 1959 global air traffic has grown at an average annual rate of 5.1% (1) Since 1959 there has been traffic growth in all but four years: (1) 1991 as a result of first Gulf War 2001 and 2002 as a result of 9/11, SARS and the second Gulf War 2008 as a result of massive fuel price increases and economic recession Airlines worldwide are expected to lose $11 billion in 2009 despite the gradual recovery; traffic levels are still down from 2008 levels, although load factors are at "pre-recession levels" (2) There are opportunities for B&B Air Potential buying opportunities due to liquidity-driven sales by motivated sellers Opportunities for further debt and share repurchases Airline Monitor, July 2008. IATA, December 2009.

Worldwide Demand for Air Travel Source: The Airline Monitor, July 2009. Historical and Forecast World Traffic (RPMs) Average Annual Percent Rate of Change: 1991-2000 5.6% 2001-2010 3.1% 2011-2020 6.2% 2021-2030 5.8% Market recovery expected in 2011 Demands remains soft for international and business / premium travel Increased traffic in the 2011-2020 period will largely be driven by growth in the Asian markets China is expected to grow by an annual average of 10.2% through 2020 Gulf War / Recession 9/11 Attacks Global Recession

Impact of Industry Dynamics Strong aircraft lessors have prospered during previous downturns B&B Air's strengths Strong balance sheet and relatively low leverage No near term principal repayments and no unfunded capital commitments Popular, efficient, modern aircraft fleet Strong revenue base from well diversified portfolio of lessees result in resilient cash flows Strong, experienced management team Industry dynamics favor lessors with attractive portfolios Volatile fuel prices - favors fuel-efficient aircraft Weak airline demand conditions - favors young, efficient, narrow body aircraft B&B Air benefits from BBAM's rich history in the sector Intimate knowledge of lessees Global marketing coverage Excellent track record Strict maintenance supervision Experience in varied and complex jurisdictions

BBAM - Overview BBAM is the world's fifth-largest manager of leased commercial jet aircraft Established in 1991 to provide management and remarketing services to global aircraft investors Leading Aircraft Lessors Source: AirFinance Journal, August 2009. Fleet Value ($bn) ILFC GECAS CIT RBS BBAM ACG BOC AWAS AerCap Aircastle East 51.9 51 8.6 8 7.7 6.8 5.9 5 4.2 3.8

BBAM - Global, Full Service Platform More than 80 employees in nine offices with coverage of all our target regions Dedicated in-house professional staff providing a comprehensive platform: Origination & Re-Marketing Technical Services Finance, Contracts & Investor Reporting Corporate Finance & Capital Markets Advisory Tokyo London Dubai Greenwich San Francisco Incline Dublin Legal New York Cayman Islands

BBAM - Deep and Broad Industry Relationships

- Relationships at every level with airlines, manufacturers and other lessors
- 85 current lessees
- Active relationships with most airlines worldwide
- Has also been an advisor to major airlines and manufacturers (Singapore Airlines, United, Delta, American, Airbus, GE, UT and others)

Aer Lingus
Aeris
Aeroflot-Nord
Aerolineas Argentinas
Aeromexico
Aeromexpress
AeroSvit Airlines
Aigle Azur
Air Anatolia
Air Asia
Air Baltic
Air Berlin
Air Burkina
Air Canada
Air China
Air Espana
Air Europa
Air Europe
Air France-KLM
Air Holland
Air Jamaica
Air Moldova
Air One
Air Pacific
Air Tara
All Nippon Airways
Allegiant Air
America West Airlines
Arkia Israeli Airlines
Asiana Airlines
ATA Airlines
Atlant Soyuz
AtlasJet
Austral
Avianca
Avolar Aerolineas

Batavia
Birgenair
Blue Panorama
BMI Baby
BMI British Midland
Braathens
Britannia (Sweden)
Britannia (UK)
British Airways
Brussels Airlines
Burlington
BWIA
Caledonian Airways
Canada 3000
Canadian Airlines
CargoJet Airways
Carnival Airlines
Cathay Pacific
CCM
Chang'an Airlines
China Southern Airlines
China Xinjiang Airlines
Clickair
Corendon Airlines
Czech Airlines
DHL
Donavia (aka Aeroflot-Don)
Donbassaero Airlines
Eastar
easyJet
El Al Israel Airlines
Emirates Airlines
Ethiopian Airlines
Eurobelgian Airlines
Europe Airpost
Express Net Airlines
Falcon Air

FastAir
Malev Hungarian Airlines
Meridiana
FEAT
Finnair Oyj
First Choice Airways
Flightlease
FlyDubai
FTI
Futura Internt'l Airways
Garuda Indonesia
GB Airways
Georgian Airways
Go Fly Limited
GOL Transportes
Gulf Air
Hainan Airlines
HapagFly
Hokkaido International
Iberia
Iberworld Airlines
Icelandair
Indian Airlines
Istanbul Airlines
Jet Lite (India) Limited
Jetstar Pacific Airlines
Kaliningrad Airlines
KD Avia
Kingfisher Airlines
Korean Air
LTU
Ladeco
Lan Chile
Lithuanian Airlines
Luxair
Maersk
Malaysian Air System

Mexicana
Monarch Airlines
My Travel Airways
My Way Airlines
MyAir
Nordeste
Norwegian Air Shuttle
Oman Air
Omni Air
Orbi-Georgian Airways
Pacific Airlines
Pegasus Airways
Philippine Airlines
Portugalia
RAK Airways
Royal Air Maroc
Royal Airways India
Royal Aviation
Royal Brunei Airlines
Ryanair
Sahara Airlines
Scandinavian Airlines
Shanghai Airlines Cargo
Singapore Airlines
Sky Airlines
Skymark Airlines
Skynet Airlines
Slovak Airlines
Sobelair
South African Airways
Southwest Airlines
Spanair
SpiceJet Limited
Sundowner Oklahoma City LLC
Sun Express
Sunwing Airlines
Swiss International Air Lines

TACA
Taimyr Airlines
TAM
Tarom
TAP Air Portugal
TAT European Airlines
TEA Italia
Thomas Cook Airlines
Thomson Airways
THY Turkish Airlines
Tiger Airways
Titan Airways
Tower Air
Trans World Airlines
Transaero Airlines
Transavia Airlines
Transavia France
Transbrasil
Travel Servis
TUI AG
United Air Lines
Ural Airlines
US Airways
Varig Logistica
Virgin America
Virgin Atlantic
Virgin Blue Airlines
Virgin Express
Volaris Airlines
VRG Linhas Aereas
Vueling Airlines
Western Pacific Airlines
Westjet Airlines
World Airways
XL Airways
Yakutia Air
Yunnan Airlines

BABCOCK & BROWN AIR LIMITED

Note: Current lessees are highlighted in ochre.

17

B&B Air - Summary of Investment Highlights Shareholder Value Enhancement Shareholder enhancement activities supported by strong cash flow Repurchased ~10% of shares outstanding at an average of $4.68 / share Repurchased $169.4 million of debt at less than 50% of par value with the option to purchase an additional $50 million at the same price (1) B&B Air's focus is on maximizing shareholder value Young High Quality Fleet 62 modern, fuel-efficient and popular aircraft 7.2 year weighted average fleet age 94% narrow body B&B Air's aircraft are likely to remain in strong demand Stable, Diversified Revenues Stable rentals from 36 lessees in 19 countries 4.9 year weighted average remaining lease term $218 million annualized lease rentals All aircraft leased as of 12/1/09 B&B Air has strong cash flows Attractive Financing $853 million aircraft securitization paid down to $828 million from aircraft sales $597 million, 3 year term loan on attractive terms No significant principal repayments until 2012 No unfunded commitments B&B Air is in a stable financial position Includes $25.0 million purchased in November 2009 for $12.0 million.

B&B Air - Summary of Investment Highlights (continued) Potential for Growth 17 aircraft acquired since IPO for ~$700 million $77.9 million unrestricted cash at September 30, 2009 Aircraft finance markets are showing signs of recovery BBAM has contacts, experience and skills to arrange financing and accretive acquisitions through the cycles B&B Air has ability to grow further Strong, Experienced Management BBAM is the world's fifth-largest aircraft lease manager BBAM has nearly 20 years of origination and asset management success B&B Air is managed by an experienced team Airline Industry Conditions Provide Opportunities Airlines need efficient aircraft to combat difficult market conditions Aircraft manufacturers may cut back on production rates Shortages of capital for airlines' committed aircraft purchases B&B Air can source attractive opportunities

B&B Air (NYSE: FLY) Investor Relations Contact: Matt Dallas +1 212-796-3918 Matt.Dallas@babcockbrown.com